UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915274

(CUSIP Number)

John Frank Megginson

Kirby Enterprises Inc.

c/o Quantum Pacific Monaco SARL

Le Montaigne, 7 Avenue de Grande Bretagne

MC 98000 Monaco

+377 97776310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M87915274

1	Names of reporting persons: Kirby Enterprises Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 0000000
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Liberia
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 8,348,460
	8	Shared voting power: 0
	9	Sole dispositive power: 8,348,460
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 8,348,460
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 10.9% (1)
14	Type of reporting person: CO

(1)	Based on 76,294,720 Ordinary Shares of Tower outstanding as of May 5, 2015 (based on number of Ordinary Shares outstanding on May 5, 2015, as reported by Tower to the Tel Aviv Stock Exchange (the “TASE”)), and calculated in accordance with Rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

Item 1.	Security and Issuer

The name of the issuer to which this statement on Schedule 13D (this “Statement”) relates is Tower Semiconductor Ltd. (“Tower”). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Statement relates to Tower’s Ordinary Shares, NIS 15.00 par value per share (the “Ordinary Shares”).

Item 2.	Identity and Background

This Statement is being filed by Kirby Enterprises Inc. (the “Reporting Person”). The Reporting Person is filing this Statement to report its beneficial ownership, as of July 23, 2015 (the “Acquisition Date”), of 8,348,460 Ordinary Shares of Tower.

The Reporting Person is a private company organized under the laws of Liberia, company number C-107302. The principal business address of the Reporting Person is c/o Quantum Pacific Monaco SARL, Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000 Monaco. The Reporting Person is a holding company and its principal business, assets and liabilities consist of its ownership interests in Tower and Israel Corporation Ltd. (“Israel Corporation”), a corporation listed on the TASE.

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person and the persons enumerated in Instruction C of Schedule 13D: Court Investments Ltd. (“Court”), the 100% owner of the Reporting Person (together, the “Schedule 1 Persons”).

A discretionary trust, in which Idan Ofer is the beneficiary, indirectly holds 100% of the Reporting Person.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the Acquisition Date, Kenon Holdings Ltd. (“Kenon”) completed a distribution, by means of a dividend, of 18,030,041 Ordinary Shares of Tower held by Kenon (the “Tower Spin-Off”) to its shareholders of record as of July 20, 2015 (the “Record Date”), including Ansonia Holdings B.V. (“Ansonia”). With effect as of the Record Date, Ansonia distributed by way of dividend its entitlement to those Ordinary Shares of Tower it would have received in the Tower Spin-Off to its 100% parent, Jelany Corporation N.V. (“Jelany”), which in turn immediately distributed by way of dividend its entitlement to such shares to its 100% parent, Court, which in turn immediately contributed its entitlement to such shares by way of capital increase to its 100% subsidiary, the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person received the Ordinary Shares described in this Statement in connection with the Tower Spin-Off.

Other than as set forth in this Statement, the Reporting Person has no specific present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of Tower, or the disposition of securities of Tower;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tower or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Tower or of any of its subsidiaries;

(d) Any change in the present board of directors or management of Tower, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Tower;

(f) Any other material change in Tower’s business or corporate structure;

(g) Changes in Tower’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tower by any person;

(h) A class of securities of Tower being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Tower becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in Tower, and may in the future determine (i) to acquire additional securities of Tower, through open market purchases, private agreements or otherwise, based on the facts and circumstances prevailing at such time, as well as continually evolving market conditions and outlooks, none of which are predictable at this time, (ii) to dispose of all or a portion of the securities of Tower owned by it in open market sales, one or more underwritten offerings, private transactions, or otherwise, including through derivative, option, hedging, collar or similar arrangements designed to realize the present value of Tower Ordinary Shares, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Tower’s business and prospects; other developments concerning Tower and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the strategy and business of the Reporting Person; changes in law and government regulations; general economic conditions; and stock market conditions, including the market price of the securities of Tower.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 8,348,460 Ordinary Shares, constituting approximately 10.9% of Tower’s outstanding Ordinary Shares, based on 76,294,720 Ordinary Shares of Tower outstanding as of May 5, 2015 (the number of Ordinary Shares outstanding on May 5, 2015, as reported by Tower to the TASE), and calculated in accordance with Rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

(b) The Reporting Person has sole voting and dispositive power over the 8,348,460 Ordinary Shares beneficially owned by it.

(c) Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in any securities of Tower during the past sixty (60) days.

(d) Except as set forth above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Registration Rights Agreement

On September 28, 2006, Tower and Israel Corporation entered into a registration rights agreement, as amended and restated on September 25, 2008 (the “Registration Rights Agreement”). Israel Corporation later assigned, and Kenon assumed, all of Israel Corporation’s rights and obligations thereunder. In connection with the Tower Spin-Off, Kenon has assigned and the Reporting Person has assumed, the rights and obligations thereunder.

Pursuant to the Registration Rights Agreements, Tower shall, no later than 45 days after the date on which it receives a written request from the Reporting Person from time to time, file with the U.S. Securities and Exchange Commission (the “Commission”), a Registration Statement on Form F-3 or, in the event such Form is not available, on another appropriate form reasonably acceptable to the Reporting Person, and make all required filings with the Israeli Securities Authority (the “ISA”) covering the resale of all, or at the request of the Reporting Person, any portion of the then Registrable Securities (as defined in the Registration Rights Agreement) that are not already registered. Tower shall use its best efforts to have the registration statement declared effective by the Commission and the ISA as soon as possible after such filing with the Commission and the ISA. Tower is obligated to keep any such registration statement effective pursuant to Rule 415 of the Securities Act and under the Israel Securities Law at all times until certain events have occurred.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

XT Share Purchase Agreement

On January 9, 2015, Ansonia and XT Investments Group Ltd. (“XT”) entered into a Share Purchase Agreement (the “XT Share Purchase Agreement”) in respect of the transfer of 1,780,623 ordinary shares in Kenon (the “Kenon Escrow Shares”) from XT to Ansonia. The transfer of the Kenon Escrow Shares to Ansonia pursuant to the XT Share Purchase Agreement is subject to satisfaction of a condition precedent of obtaining any necessary consent from certain holders of debt obligations guaranteed by XT’s parent company, XT Holdings Ltd. Pending the receipt of such consent, the Kenon Escrow Shares have been placed in escrow to be released to Ansonia upon satisfaction of the condition precedent. In connection with the Tower Spin-Off, 598,042 Ordinary Shares of Tower (the “Tower Escrow Shares”) were also placed in escrow on the same terms as the Kenon Escrow Shares. The Tower Escrow Shares constitute the amount of Ordinary Shares of Tower distributed to Kenon shareholders in the Tower Spin-Off in relation to the Kenon Escrow Shares. With effect as of the Record Date, Ansonia has distributed by way of dividend its entitlement to those Ordinary Shares of Tower it would have received upon release of the Tower Escrow Shares to its 100% parent, Jelany, which in turn immediately distributed by way of dividend its entitlement to such Tower Escrow Shares to its 100% parent, Court, which in turn immediately contributed its entitlement to such Tower Escrow Shares by way of capital increase to its 100% subsidiary, the Reporting Person.

The foregoing summary of the XT Share Purchase Agreement is qualified in its entirety by reference to the XT Share Purchase Agreement, which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, between Israel Corporation Ltd. and Tower Semiconductor Ltd. (Filed as Exhibit 20 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

2.	Share Purchase Agreement dated January 9, 2015 between Ansonia Holdings B.V. and XT Investments Group Ltd. (Filed as Exhibit 4 by Ansonia Holdings B.V. on Schedule 13D on January 16, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2015

KIRBY ENTERPRISES INC.

By:	/s/ J. F. Megginson
Name:	J. F. Megginson
Title:	Director

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

KIRBY ENTERPRISES INC.

The name and present principal occupation of each director and executive officer of Kirby Enterprises Inc. (“Kirby”) are set forth below.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
John Frank Megginson Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Business Executive	United Kingdom

John Caseley Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Business Executive	United Kingdom

Karen Carson Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Corporate Secretary	United Kingdom

DIRECTORS AND EXECUTIVE OFFICERS

OF

COURT INVESTMENTS LTD.

The name and present principal occupation of each director and executive officer of Court Investments Ltd. (“Court”) are set forth below.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
John Frank Megginson Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Business Executive	United Kingdom

John Caseley Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Business Executive	United Kingdom

Karen Carson Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Corporate Secretary	United Kingdom

Exhibit Index

Exhibit No.	Description

1.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, between Israel Corporation Ltd. and Tower Semiconductor Ltd. (Filed as Exhibit 20 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

2.	Share Purchase Agreement dated January 9, 2015 between Ansonia Holdings B.V. and XT Investments Group Ltd. (Filed as Exhibit 4 by Ansonia Holdings B.V. on Schedule 13D on January 16, 2015)